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04018280

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[AN]NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 30 2004
WASH. DC 158 SECTION

SEC FILE NUMBER
8-21367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Melhado Flynn & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Fifth Avenue, 25th Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit, LLC
(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd. (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, G. SUZANNE VANCIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MELHADO, FLYNN & ASSOCIATES, INC., as of 31 DECEMBER, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

G. Suzanne Vancio
Signature

Controller
Title

Marion P. Messineo
Notary Public

MARION P. MESSINEO
NOTARY PUBLIC, State of New York
No. 4847183
Qualified in Nassau County
Commission Expires July 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MELHADO, FLYNN & ASSOCIATES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

MELHADO, FLYNN & ASSOCIATES, INC.
AND SUBSIDIARIES

TABLE OF CONTENTS

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

NEW YORK CITY
845 Third Avenue
New York
New York 10022
(212) 980-2470
Fax: (212) 980-2177

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Melhado, Flynn & Associates, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Melhado, Flynn & Associates, Inc. Subsidiaries as of December 31, 2003, pursuant to rule 17a-5 of the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Melhado, Flynn & Associates, Inc. Subsidiaries as of December 31, 2003.

Janover Rubinroit, LLC

February 6, 2004

MELHADO, FLYNN & ASSOCIATES, INC.
AND SUBSIDIARIES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS		
Cash and cash equivalents	$	634,260
Certificate of deposit		102,000
Receivable from clearing firm		95,341
Investment management fee receivable		39,579
Note receivable - shareholder		50,100
Investment in Health Reform Technology, L.P.		13,071
Furniture, equipment and leasehold improvements - Net of accumulated depreciation and amortization of $786,016		129,761
Prepaid expenses		73,269
Other receivables		54,857
Other assets		39,312
	$	1,231,550
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses		592,268
Subordinated loans		400,000
		992,268
Commitments and contingencies		
Stockholders' equity:		
Common stock, ($.10 par value, 500,000 shares authorized, 488,000 shares issued, 432,390 shares outstanding		48,800
Additional paid- in capital		496,872
Less treasury stock, at cost ($.10 par value, 55,610 shares		(110,585)
Accumulated deficit		(195,805)
		239,282
	$	1,231,550

The accompanying notes are an integral part of the financial statements.

MELHADO, FLYNN & ASSOCIATES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BUSINESS ORGANIZATION:

Melhado, Flynn & Associates, Inc. and Subsidiaries (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's activities involve the introduction of securities transactions on a fully disclosed basis to a clearing broker on behalf of customers.

The consolidated financial statements include the accounts of Health/Vest Advisors, Inc. ("HVA"), a wholly-owned subsidiary of the Company. HVA is an asset management organization specializing in health care securities. The organization manages Health Reform Technology L.P.("HRT"), a U.S. limited partnership.

The consolidated financial statements include the accounts of Melhado, Flynn Private Client Group, LLC ("MFPCG"). On February 2, 2000, the Company entered into an operating agreement with Private Client Group, LLC, a Georgia limited liability company to form MFPCG, a Delaware limited liability company. At December 31, 2003, the Company held a 51% interest in MFPCG.

The consolidated financial statements include the accounts of Winthrop Asset Management, LLC ("WAM"). In July 1995, the Company entered into an agreement with John Winthrop & Co. Inc., a South Carolina corporation to form WAM, a Delaware limited liability company. Under the agreement, the Company and John Winthrop & Co., Inc. ("JW") each held a 50% interest in WAM. On April 1, 2001, the Company elected to purchase the membership interest of JW in accordance with the initial member agreement of WAM. Under the agreement, the Company was required to remit a percentage of net profits to JW over a five year period. On April 1, 2002, the member agreement was amended to require the Company to pay to JW a percentage of commissions referred to WAM by JW. The amended agreement eliminated the requirement that the Company remit to JW a percentage of profits for the remainder of the five year period.

All intercompany balances are eliminated in consolidation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the consolidated financial statements.

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business. Substantially all of the Company's cash and cash equivalents are being held at the Bank of New York and UBS Paine Webber.

Revenue recognition

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Securities owned are valued at fair value on the consolidated statement of financial condition and unrealized gains and losses are reflected in the consolidated statement of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

Revenue recognition (continued)

Trading gains and losses, which are composed of both realized and unrealized, are generally presented net. They are measured by the difference between the acquisition cost and the selling price or current market or fair value, of the positions sold or held by the Company, during the year.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is computed on the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized on a straight-line method over the remaining life of the lease.

Fair value of financial instruments

Substantially all of the Company's financial instruments are carried at fair value or contracted amounts, which approximate fair value.

Income taxes

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes, which consist primarily of net operating loss carryforwards, are recognized based on the differences between financial reporting and income tax basis of assets and liabilities using enacted income tax rates.

NOTE 3 - INVESTMENT IN HEALTH REFORM TECHNOLOGY, L.P.:

The Company acts as general partner for HRT. HRT invests in equity securities of companies in the health care industry. As of December 31, 2003, the Company had a 1.08128% interest in HRT, which is accounted for under the equity method.

NOTE 4 - CLEARNING BROKER:

The Company clears all of its trades through UBS Paine Webber ("UBS") on a fully disclosed basis. For this service UBS receives a percentage of the gross commission on each transaction. At December 31, 2003, the Company had $95,341 on deposit with UBS. Additionally, $339,951 in cash and cash equivalents was held at UBS at December 31, 2003.

NOTE 5 - RELATED PARTY TRANSACTIONS:

At December 31, 2003, there was a $50,100 demand note receivable from a shareholder, which includes accrued interest on the unpaid balance at a rate of 8% through 2002, changing to a rate of 4% in 2003.

NOTE 6 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment and leasehold improvements at December 31, 2003 is as follows:

Furniture and fixtures	$	706,933
Leasehold improvements		154,068
Lease cost and fees		54,776
		915,777
Less accumulated depreciation and amortization		786,016
	$	129,761

NOTE 7- INCOME TAXES:

The income tax provision at December 31, 2003, consisted of approximately the following:

Tax at statutory rate	$ 8,000
Other	89,000
	$97,000

A deferred tax asset at December 31, 2003 of approximately $56,000 is related to state and local net operating loss carryforwards which may be used to offset future operating income, depreciation and amortization, and other accruals. The difference between the statutory and effective rates is attributable to state and local taxes and true-up adjustments after the filing of the 2002 tax returns. In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", the Company has established a valuation allowance to fully reserve the future income tax benefit of this deferred tax asset due to uncertainty about its future realization.

At December 31, 2003, the Company had a net operating loss carryforward of approximately $164,000, which expires in 2022 and 2023.

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

Leases

The Company rents office space in several locations. Obligation terms vary under each lease agreement and some lease agreements contain provisions for rent escalations. Under one of the lease agreements, the Company received free rent for the first six months, and is amortizing the related amount on a straight-line basis over the life of the related lease. Rent expense for the year ended December 31, 2003, which includes certain escalation costs, was $629,967. Minimum lease obligations at December 31, 2003 are approximately as follows for the years ended December 31,:

Year ending December 31,	Minimal Annual Rent
2004	$ 661,000
2005	611,000
2006	614,000
2007	593,000
2008	553,000
Thereafter	1,014,000
	$4,046,000

NOTE 8 - COMMITMENTS AND CONTINGENCIES: (CONTINUED)

At December 31, 2003, the Company was obligated under an irrevocable standby letter of credit in the amount of $330,000 relating to its lease obligation. Interest expense of approximately $3,300 paid in connection with this standby letter of credit is included in other expenses.

Included in other assets at December 31, 2003 is $10,000 in advances to certain individuals, with the potential maximum commitment of $60,000 over the life of agreements. At December 31, 2003, half of this receivable balance has been reserved for.

Litigation

The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes is likely to have a material adverse effect upon the financial statements of the Company.

NOTE 9 - EMPLOYEE STOCK OPTION AGREEMENT:

In May 2001, the Company executed a stock option agreement with an officer of the Company. This agreement granted options to purchase 30,000 shares of the Company's common stock, which vested immediately and have an exercise price approximating book value. These options expire on June 30, 2004 and are exercisable in whole or in part, only on the last business day of each calendar quarter. As of December 31, 2003 the options issued under this agreement have not been exercised. Options awarded under this agreement have been classified as compensatory under the criteria established in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.*

NOTE 10 - 401(k) PLAN:

The Company has a defined contribution 401(k) plan (the "Plan") covering all employees of the Company. All employees having reached 21 years of age have the option of joining the Plan after two full months of service. Employee contributions are limited to $12,000 for the year 2003. The Company has the option to match employee contributions to the Plan. The Company did not make any contributions to the Plan for the year ended December 31, 2003.

NOTE 11 - SUBORDINATED REVOLVING LOANS:

The Company maintains two $200,000 subordinated revolving loans, pursuant to a subordinated revolving credit agreement (the "Credit Agreement"). The Company has renewed the Credit Agreement, and these subordinated loans are payable on December 31, 2004 and February 17, 2005, and bear interest at an average rate of 11% per annum, payable monthly. The loans are covered by an agreement approved by the Company's designated examining authority, the National Association of Securities, Dealers, Inc., and thus is available in computing net capital in accordance with the Uniform Net Capital Rule under the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 12 - NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had regulatory net capital of $232,184, which was $132,184 in excess of its required minimum regulatory net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 4.27 to 1.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk occurs in the event a customer, clearing agent, or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis.

NOTE 14 - CONCENTRATION OF RISK:

The Company had deposits at December 31, 2003 that were in excess of the $100,000 of depository insurance provided by the Federal Deposit Insurance Corporation.